FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 8, 2006
2.	Press release dated February 8, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 8, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 8th, 2006

MILLICOM EXCEEDS NINE MILLION SUBSCRIBERS

New York and Stockholm - February 8th, 2006 - Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), one of the world's leading cellular operators in emerging markets, today announces that in January it exceeded nine million subscribers across its 16 operations.

Marc Beuls, Millicom President and Chief Executive Officer said: "Subscriber growth for Millicom’s operations has been strong during 2005 and 2006 has started well. The key drivers have been the roll out of GSM services in all 16 of our markets, substantially increased capex and the launch of the Tigo brand in Latin America in 2005 and in Africa starting in 2006. We are continuing to invest heavily in extra capacity and coverage which gives us a competitive advantage in each market. The prospects for Millicom’s markets are particularly exciting as mobile penetration levels currently lag behind the penetration rates in the more developed countries in each region, but good economic growth in our countries of operation means that this gap is closing rapidly.”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone:	+	352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+	44 20 7321 5022
Investor Relations

Jon Coles / Tim Burt	Telephone:	+	44 20 7404 5959
Brunswick Group

Visit our web site at: www.millicom.com

Item 2

RESULTS CONFERENCE CALL AND INVESTOR PRESENTATION

2005 FOURTH QUARTER AND FULL YEAR RESULTS CONFERENCE CALL
TUESDAY, 14 FEBRUARY 2006
9 AM (ET) / 2 PM (UK) / 3 PM (RESULTS CONFERENCE CALL AND INVESTOR PRESENTATION

2005 FOURTH QUARTER AND FULL YEAR RESULTS CONFERENCE CALL
TUESDAY, 14 FEBRUARY 2006
9 AM (ET) / 2 PM (UK) / 3 PM (CET)

Millicom International Cellular S.A. will announce its financial results for the Fourth Quarter and Full Year ended December 31st, 2005 on Tuesday, 14th February.

The company will host a conference call for the global financial community at 9 AM (ET) / 2 PM (UK) / 3 PM (CET).

Hosts: Marc Beuls – President and Chief Executive Officer and David Sach – Chief Financial Officer

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com. To participate in the conference call, please register at:

www.sharedvalue.net/millicom/Q405

The dial-in number to join the conference call will be available upon registration.

You may also register by filling out the information attached and returning it by fax to Shared Value at +44 (0)20 7321 5020 or contact Shared Value at +44 (0)20 7321 5010 for further details.

INVESTOR & ANALYST PRESENTATION IN STOCKHOLM
MONDAY, 20 FEBRUARY 2006
8.30 AM – 10 AM CET

Following the announcement of its Full Year 2005 Results, the Millicom Management invite investors and analysts to a presentation in Stockholm on Monday 20th February, 2006 at 8.30am.

Marc Beuls, CEO, Mikael Grahne, COO and David Sach, CFO will provide an overview of the business, Mario Zanotti will follow with a presentation on Central America and Iain Williams will present on Africa.

If you would like to attend please email Sarah Nicholls at snicholls@sharedvalue.net.

The Investor Presentation in Stockholm will also be webcast in listen-only mode on Millicom’s website www.millicom.com.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.

This information was brought to you by Waymaker http://www.waymaker.net

2005 FOURTH QUARTER AND FULL YEAR RESULTS CONFERENCE CALL

T U E S D A Y , 1 4   F E B R U A R Y 2 0 0 6
9 AM (ET) / 2 PM (UK) / 3 PM (CET)

Hosts:

Marc Beuls – President and Chief Executive Officer

David Sach – Chief Financial Officer

Millicom International Cellular S.A. will announce its financial results for the Fourth Quarter and Full Year ended December 31st, 2005 on Tuesday, 14th February.

The company will host a conference call for the global financial community at 9 AM (ET) / 2 PM (UK) / 3 PM (CET).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.

To participate in the conference call, please register at:

www.sharedvalue.net/millicom/Q405

The dial-in number to join the conference call will be available upon registration.

You may also register by filling out the information below and returning it by fax to Shared Value at +44 (0)20 7321 5020 or contact Shared Value at +44 (0)20 7321 5010 for further details.

NAME:

COMPANY:

FUNCTION:

SECTOR / COVERAGE:

PHONE: FAX / E-MAIL:

☐	Yes, I will participate in the conference call.

☐	No, I will be unable to participate. Please keep my name on the Millicom mailing list.

☐	Please remove my name from the Millicom mailing list.

☐	Please add my colleague’s email and name ____________________________ to the Millicom mailing list.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.